7/18/14

14041211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Profor Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue 5th Floor
(No. and Street)

New York, New York 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J O'Meara, Designated Principal 646-202-2969
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – if individual, state last, first, middle name)

108 Robin Drive, PO Box 2555, Hamilton Square, NJ 08639
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 9 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

X... Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DP 7/17/14

OATH OR AFFIRMATION

I, Patrick J. O'Meara , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profor Securities LLC , as of ~~February~~ March 11, 2014 , 2014 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

JEFFREY R HOMAPOUR
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. #02HO6234246
MY COMMISSION EXPIRES 01/18/2015

O'Meara, Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X... (b) Statement of Financial Condition.
X... (c) Statement of Income (Loss).
X... (d) Statement of Changes in Financial Condition.
X... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X... (g) Computation of Net Capital.
X... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
.. (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X... (l) An Oath or Affirmation.
X... (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report

Member
Profor Securities, LLC

Report on the Financial Statements

I have audited the accompanying financial statements of Profor Securities, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profor Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2014

PROFOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current Assets		
Cash	$	54,296
Prepaid FINRA fees		1,380
Total Current Assets		55,676
Computer equipment (less: accumulated depreciation of of $4,348)		4,344
Other Assets		
Security deposits		2,200
Total Assets	$	62,220

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	11,258
Total Current Liabilities		11,258
Total Liabilities		11,258
Member Equity		
Member capital		111,500
Member deficit		(60,538)
Total Member Equity		50,962
Total Liabilities and Member Equity	$	62,220

See accompanying notes.

PROFOR SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2013

REVENUES		
Fee income	$	2,037,323
Reimbursed expenses		1,774
		2,039,097
OPERATING EXPENSES		
Commissions and consulting		1,517,879
Rent		75,496
Professional fees		13,925
Insurance		28,061
Regulatory fees		11,435
Travel, entertainment & business development		311,570
General & administrative		39,743
Charitable contributions		10,600
Depreciation expense		2,898
		2,011,607
Net Income	$	27,490

See accompanying notes.

PROFOR SECURITIES, LLC
STATEMENT OF CHABGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2013

Subordinated Liabilities at December 31, 2012	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2013	$ -

See accompanying notes.

PROFOR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2013

	Member Capital			
	Number of Shares	Amount	Member Equity (deficit)	Total
Balance at December 31, 2012	-	$ 111,500	$ (88,028)	$ 23,472
Net Income	-	-	27,490	27,490
Balance at December 31, 2013	-	$ 111,500	$ (60,538)	$ 50,962

See accompanying notes.

PROFOR SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	27,490
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		2,898
(Increase) Decrease in Operating Assets:		
CRD Deposit		(1,380)
Security deposit		-
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(19,149)
Net cash provided by operating activities		9,859
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		9,859
Cash, December 31, 2012		44,437
Cash, December 31, 2013	$	54,296
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

See accompanying notes.

PROFOR SECURITIES, LLC
Notes to Financial Statements
Year Ended December 31, 2013

1 Organization and Nature of Business

Profor Securities LLC, dba Profor Securities, LLC (the "Company"), is a New York limited liability company located in Manhattan, New York. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company is a financial services firm specializing in the placement of alternative investment offerings to a global investor base. The Company primarily focuses on rasing capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2013. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Depreciation

Computers and servers are stated at cost, and are depreciated on a straight-line basis using there estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property of property and equipment are included in income.

(e) Accounts Receivable

There were no accounts receivable at December 31, 2013.

(f) Prepaid FINRA fees

Represents a refund of fees paid previously during the year 2013.

(g) Revenue Recognition

The Company recognizes revenue from fees in the period received.

(h) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the member's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2013. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2010.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2013.

(i) *Advertising and Marketing*

Advertising and marketing costs are expensed as incurred

(j) *General and Administrative Expenses*

General and administrative costs are expensed as incurred.

(k) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value of Financial Instruments"

(l) Significant Credit Risk

During 2013 the Company had four customers who totaled approximately 76.7% of fee income. Future revenue from these customers is uncertain.

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $43,038, which was $38,038 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.2616 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Leases

The Company currently conducts its operations from facilities that are leased under an Office Service Agreement on a month to month basis.

Rental expense for the year ended December 31, 2013 was $75,496.

5 Credit Risk and Concentrations

The Company maintains its cash in a bank deposit account at a major financial institution that at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. As of December 31, 2013, there were no cash equivalent balances held in any accounts that were not fully insured.

6 Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 54,296
Liabilities	
Accrued expenses	$ (11,258)

During 2013 the Company did not own any other financial assets or incur any other liabilities.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2013 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments , no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2013 or during the year then ended.

8 Related Party Transactions

During the year the Company paid commissions in the amount of $484,427 to the controlling member.

In addition, during the year the Company reimbursed its controlling member for travel, entertainment and business development expenses in the amount of $311,570 and paid $28,060 for health insurance.

9 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2013 the Company was in compliance with this program.

10 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 11, 2014 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report on
Internal Accounting Control

Member
Profor Securities, LLC

In planning and performing our audit of the financial statements of Profor Securities, LLC, (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2014

PROFOR SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2013

Pursuant to rule 15c 3-3 relating to possession or control requirements, Profor Securities, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2013 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement of pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.00.

PROFOR SECURITIES, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2013
Schedule I

NET CAPITAL

Member Capital	$	111,500
Member Deficit		(60,538)
Total Credits		50,962

Debits

Equipment less accumulated depreciation		4,344
CRD deposit		1,380
Security deposit		2,200
Total Debits		7,924
NET CAPITAL	$	43,038

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	750
Minimum capital requirement		5,000
Net capital in excess of requirements	$	38,038
Ratio of Aggregate Indebtedness to Net Capital		0.2616 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2013)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital per Focus Report	$	43,038
Net Capital, per above		43,038
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2013.

PROFOR SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2013
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	11,258
Total Aggregate Indebtedness	$	11,258

PROFOR SECURITIES, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2013

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Profor Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

PROFOR SECURITIES, LLC

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Profor Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Profor Securities, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Profor Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting the following differences; no payment was made with the SIPC 6 in the amount of $1,291.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following difference, Deduction claimed on SIPC 7 $617,836 should be $653,803 and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a balance due of $1,201.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2014

PROFOR SECURITIES, LLC
SIPC Transitional Assessment Reconciliation
December 31, 2013

General Assessment Calculation

Total Revenue	$	2,037,323
Revenue exempt from assessment		(653,803)
Sub-total		1,383,520
Rate		0.0025
General Assessment Due		3,459
Less Payments: SIPC 6		0
Plus: Interest		
Remaining Assessment Due		3,459
Paid with SIPC 7		(2,258)
Balance Due	$	1,201

See Independent Accountants' Report.